Exhibit 99.8

Press Release

Annual Shareholders’ Meeting to be held on May 29, 2020

Paris, March 19, 2020 – The Board of Directors of TOTAL S.A. met on March 18, 2020 under the chairmanship of Mr. Patrick Pouyanné, Chairman and Chief Executive Officer, and decided to convene the Ordinary and Extraordinary Shareholders’ Meeting to be held on May 29, 2020.

The legal notice of the meeting will be published in the Bulletin des Annonces Légales Obligatoires (Mandatory Legal Notice Bulletin) on March 25, 2020 and will be available on the Company’s website – www.total.com

In the context of the coronavirus (Covid-19) epidemic and the efforts to prevent its spread, and in compliance with the statement made by the Autorité des marchés financiers (French Ffinancial markets authority) in its press release dated March 6, 2020, the Board of Directors invites its shareholders to vote by post or through the Internet, without physically attending the shareholders’ meeting. The conditions applying to physical attendance at the Shareholders’ Meeting may change, in accordance with sanitary and/or legal requirements. Consequently, shareholders are invited to regularly read the pages dedicated to the 2020 Shareholders’ Meeting on the Company’s website, www.total.com.

Upon the proposal of the Governance and Ethics Committee, the Board of Directors has decided to propose to the Shareholders’ Meeting to renew for a period of three years the terms as Directors of Patricia Barbizet, Marie-Christine Coisne-Roquette and Mark Cutifani, whose existing terms expire following this 2020 Shareholders’ Meeting.

The Board of Directors also decided to propose to the Shareholders’ Meeting the appointment of Mr. Jérôme Contamine as Director, in particular for his knowledge of the energy sector and his expertise in finance.

The Board also thanks Carlos Tavares, who, given his responsibilities as head of the PSA Group engaged in a major merger, did not chose to request the renewal of his mandate as director, for the quality of his participation in the work of the Board of Directors and its Committees since May 26, 2017.

Subject to the renewal of her Director’s mandate by the Shareholders’ Meeting, the Board of Directors is considering appointing Marie-Christine Coisne-Roquette in the functions as Lead Independent Director at the end of the Shareholders’ Meeting, replacing Patricia Barbizet, who has been Lead Independent Director since December 19, 2015.

In view of the need to adapt the bylaws of the company to the provisions of the French PACTE law of May 22, 2019, and in particular those regarding Directors representing employees (the threshold above which a second Director representing employees must be appointed lowered from twelve to eight), by which a second Director representing employees will be designated in the six months following the Shareholders’ Meeting, the Board of Directors of TOTAL S.A. also decided to submit to the approval of the shareholders at the Shareholders’ Meeting the project to convert the Company into a European company (Societas Europaea or SE).

The legal status of European company, which is common to all the countries in the European Union and has been adopted by an increasing number of companies in France and in Europe, will reflect more accurately the economic and social reality of the Group and fully recognize its European dimension. The project to convert TOTAL S.A. into a European company will not affect its governance, activities, tax affairs, the organization of the company, the places of stock exchange listing, or the location of its registered office, which will remain in France.

On this occasion, the Board of Directors is also proposing other statutory amendments, including updating the Company’s corporate purpose so as to adapt it to its strategy, which integrates climate change-related challenges, by extending it to all forms of energy, including electricity produced from renewable energies, as well as the taking into account the social and environmental challenges in the duties of the Board of Directors.

Furthermore, the Board of Directors will submit to the approval of the shareholders at the Shareholders’ Meeting the compensation of Executive and non Executive Directors as presented in the Report on corporate governance. In particular, it will be proposed to the shareholders to approve, on the one hand, the compensation policy for members of the Board of Directors regarding the cap amount and the allocation rules, and on the other hand, the components of the compensation for fiscal year 2019 as well as the compensation policy for fiscal year 2020 for Mr. Patrick Pouyanné, Chairman and Chief Executive Officer. The total amount (fixed, variable portions and performance shares) of Mr. Patrick Pouyanné thus increased by 6% between 2018 and 2019 after a decrease by 3% in 2018 compared to 2017. In 2019, it represented 46 times the average compensation and 59 times the median compensation of TOTAL S.A.’s employees

Finally, the Board of Directors approved the documents which will be submitted to the approval of the shareholders at the Shareholders’ Meeting to be held on May 29, 2020, including the Management Report on the Group’s situation. This Report by the Board of Directors is included in the Company’s Universal Registration Document 2019, which will be available on the Company’s website. The document includes notably a description of the main risks to which the Group is exposed.

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investor Relations: +44 (0)207 719 7962 | ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.